[WEIL, GOTSHAL & MANGES LLP LETTERHEAD]
March 8, 2006
VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS
Mellissa Duru
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Re:	Darling International Inc.
Registration Statement on Form S-4
Filed February 2, 2006
Registration No. 333-131484
Form 10-K for the Fiscal Year Ended
January 1, 2005
File No. 1-13323
Dear Ms. Duru:
     On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the Staff’s comments made in its letter of March 3, 2006 (the “Comment Letter”) addressed to the Company in connection with the Company’s Registration Statement on Form S-4, filed on February 2, 2006 (the “Registration Statement”), relating to the acquisition of substantially all of the assets of National By-Products, LLC, an Iowa limited liability company, by a newly formed and wholly-owned subsidiary of the Company. Where applicable, we have incorporated revisions in response to the Staff’s comments into Amendment No. 1 to Form S-4 (the “Amendment”), which we are concurrently filing herewith.
     The Amendment incorporates material intended to be responsive to each of the comments contained in the Comment Letter. For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment. Capitalized terms used, but not defined herein, shall have the meanings given them in the Registration Statement.

Weil, Gotshal & Manges llp
Mellissa Duru
March 8, 2006

Form S-4

Risk Factors, page 18

Risks Factors Relating to the Acquisition, page 18

1.	We note the $3.60 minimum price established for determining the true-up consideration that may be paid to National By-Products Inc. on the true-up date. We also note that in December 2005, the price of common stock of Darling International Inc. was as low as $3.26. Given that the true-up consideration sets a floor for purposes of determining the aggregate amount of consideration that is potentially issuable, include a risk factor that advises investors that the true-up value received will be limited in the event that the actual average prices for the ninety day period prior to the true-up date, are less than the $3.60 minimum price the company has established for purposes of calculating the additional true-up consideration.
     The Registration Statement has been amended in response to the Comment Letter to include the following risk factor:
The additional consideration to be received by the National By-Products unitholders pursuant to the “stock true-up” is capped.
     In addition to the purchase price paid to National By-Products on the closing date of the acquisition, Darling may pay additional consideration in the form of Darling common stock pursuant to a “stock true-up” in accordance with the asset purchase agreement. The stock true-up requires Darling to pay additional consideration in the form of Darling common stock if the average share price of Darling common stock for the 90 days prior to the last day of the 13th full consecutive month after the closing of the acquisition (referred to herein as the “true-up market price”) causes the value of the shares issued at the closing (including the escrowed shares) to be less than $70.5 million. However, if the true-up market price is less than $3.60, $3.60 will be used in place of the actual true-up market price for purposes of calculating the number of shares to be issued in the stock true-up. If the true-up market price is less than $3.60, the shares National By-Products receives on the closing date (including the escrowed shares), plus the shares National By-Products (or its unitholders) receives in the stock true-up, will be valued at less than $70.5 million in the aggregate as of the date the stock true-up is calculated. For a more detailed description and an illustration of the discussion above please see “The Asset Purchase Agreement—Stock True Up” beginning on page 63.

Weil, Gotshal & Manges llp
Mellissa Duru
March 8, 2006

Form 10-K

Notes to Consolidated Financial Statements, page 49

(15) Business Segments, page 68

Geographic Area, Net Trade Revenues, page 70

2.	You disclose that a portion of your revenues is generated from Korea. Please advise us as to whether you are referencing North Korea or South Korea. We may have further comments.
     The Company is referencing South Korea as opposed to North Korea in its disclosure that a portion of its revenues is generated from Korea. This clarification will be reflected in the Company’s Form 10-K for the fiscal year ended December 31, 2005.
     Should you have any questions regarding the foregoing or the Amendment, please contact the undersigned at (214) 746-7813.

Very truly yours,
/s/ R.B. Ramsey
R.B. Ramsey